Exhibit 2

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

CAPSTONE TURBINE CORPORATION

AND

CALNETIX POWER SOLUTIONS, INC.

DATED AS OF FEBRUARY 1, 2010

Article V	Additional Agreements of the Parties	19
5.1	Taxes	19
5.2	Tax Allocations	20
5.3	Non-Solicitation; Employees	20
5.4	Consents of Third Parties; Governmental Approvals	21
5.5	Covenant Not to Compete	21
5.6	Insurance	22
5.7	Warranty Requests	22
5.8	Post Supply Period Orders	22
5.9	Registration of Resale of the Shares	22
5.10	Operation of Business During the Supply Period	23
5.11	Liens	23

Article VI	Indemnification	24
6.1	Nature and Survival of Representations	24
6.2	Indemnification by Seller	24
6.3	Indemnification by Buyer	24
6.4	Indemnification Procedures	25
6.5	Right of Set Off	26
6.6	Limitations on Indemnification	26
6.7	Sole Remedy	26

Article VII	Miscellaneous	26
7.1	Expenses	26
7.2	Complete Agreement	26
7.3	Headings; No Inferences	27
7.4	Notices	27
7.5	Assignment	28
7.6	Schedules	28
7.7	Modifications, Amendments and Waivers	28
7.8	Counterparts	28
7.9	Governing Law	28
7.10	Public Announcement	28
7.11	Time of Essence	28
7.12	Invalidity of Any Provisions	28
7.13	Third Parties	29
7.14	Interpretation	29
7.15	Access to Records After Closing	29
7.16	Arbitration	29

ii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 1, 2010, is by and between Capstone Turbine Corporation, a Delaware corporation (“Buyer”), and Calnetix Power Solutions, Inc., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller is engaged in, among other things, the business of developing, manufacturing, testing, assembly and selling of TA100 Turbines, including, without limitation, the intellectual property, designs, tooling, drawings, patents, know-how, distribution and supply agreements and Inventory related thereto (collectively, the “Business”);

WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell to Buyer, certain of the assets relating to the ownership and operation of the Business in accordance with the terms and conditions of this Agreement;

WHEREAS, Buyer and Seller desire to enter into this Agreement for the purpose of setting forth their mutual understandings and agreements with respect to the foregoing; and

NOW, THEREFORE, BE IT RESOLVED, in consideration of the premises and the representations, warranties and covenants contained in this Agreement, Buyer and Seller, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1           Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Article I unless the context clearly otherwise requires:

“Accounts Receivable” means all accounts, accounts receivable, notes, notes receivable, trade receivables, bonds, commissions, and other receivables and rights to payment of Seller in respect of the Business.

“Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with another person, including, without limitation, any employee of such person. “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Assets” means all of Seller’s right, title, and interest in and to all of the assets, properties and rights of every nature, kind and description, tangible and intangible (including associated goodwill and rights in Intellectual Property licenses), whether accrued, contingent or otherwise and whether now existing or hereinafter acquired, primarily relating to or used or held for use in the operation of the Business, including the following assets, but specifically excluding the Excluded Assets:

(a)           Subject to Section 2.1(c)(i), all Manufacturing Equipment listed on Schedule 3.5(a);

(b)           Subject to Section 2.1(d), all Related IP (including the Territory IP);

(c)           All Transferred Contracts;

(d)           Subject to Section 2.1(c)(ii), all existing Inventory listed on Schedule 3.13(a), to the extent such Inventory has not been used to manufacture Post-Closing Products in accordance with the Supply Agreement;

(e)           Subject to Section 2.1(c)(iii), any Buyer Approved Post-Closing Purchases in accordance with Section 5.10(b) below; and

(f)            To the extent their transfer is permitted by law, all franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained by, on behalf of, or for the benefit of Seller from any Governmental Authority, but solely to the extent primarily relating to the Business and/or the Assets.

“Bridge Distributor Agreement” means an agreement between Seller and Buyer in the form of Exhibit A hereto, pursuant to which Buyer shall assume the Seller’s Liabilities under all of Seller’s distributor agreements related to the Business.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” means all executory contracts, purchase orders, agreements, and understandings, whether oral or written.

“Excluded Assets” means:

(a)           All cash and cash equivalents of Seller;

(b)           All credits, prepaid expenses, deferred charges, advance payments, deposits, escrows and prepaid items relating to any expenses of the Business as of the Closing Date;

(c)           All Accounts Receivable incurred on or before the Closing Date;

(d)           All intellectual property rights other than the Related IP, including, without limitation, (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements to those inventions, and all patents, patent applications, and patent disclosures, together with all re-issuances continuations, continuations-in-part, revisions, extensions, and re-examinations not relating to the Business; (ii) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, registrations, and combinations other than the trademark “TA 100 Turbo Alternator” (together with all translations, adaptations, derivations, registrations, and combinations thereof); (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals not relating to the Business; (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, creative materials, and business and marketing plans and proposals) not relating to the Business; (v) all computer software (including data and related documentation) not relating to the Business; (vi) all other proprietary rights not relating to the Business; (vii) all copies and tangible embodiments of the intellectual property rights detailed in (i) through (vii) of this paragraph (in whatever form or medium); and (viii) applicable rights, remedies against infringements of, and rights to protection of interests in any of the foregoing;

(e)           All assets, properties, rights of every kind not relating to or used or held for use in operation of the Business, it being understood that Excluded Assets shall specifically include, without limitation, all assets, properties, rights of every kind relating to the business of developing, manufacturing, testing, assembly and selling of waste heat generators utilizing organic Rankine cycle; and

(f)            The Manufacturing Equipment listed on Schedule 3.5(c).

“Excluded Liabilities” means notwithstanding the provisions of Section 2.2 or any other provision hereof or any Schedule or exhibit hereto and regardless of any disclosure to Buyer, any Liability, obligation or commitment of Seller that is not an Assumed Liability.

“GAAP” means generally accepted accounting principles, as promulgated by the Financial Accounting Standards Board, and as in effect in the United States from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements to those inventions reduced to practice as of the Closing Date, and all patents, patent applications, and patent disclosures, together with all re-issuances continuations, continuations-in-part, revisions, extensions, and re-examinations relating to the Business or any of the Assets; (b) the trademark “TA 100 Turbo Alternator,” together with all translations and registrations thereof; (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals relating to the Business or any of the Assets; (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, creative materials, and business and marketing plans and proposals) relating to the Business or any of the Assets; (e) all computer software (including data and related documentation) relating to the Business or any of the Assets; (f) all other proprietary rights relating to the Business or any of the Assets; (g) all copies and tangible embodiments of the assets detailed in (a) through (f) of this paragraph (in whatever form or medium); and (h) applicable rights, remedies against infringements of, and rights to protection of interests in any of the foregoing.

“Inventory” means all inventories of supplies, raw materials, work-in-process, finished products, goods, replacement and component parts, and other similar materials or property of Seller used or held for use by Seller in the manufacture, testing and assembly of the TA100 Turbines, including Inventory held at any location controlled by Seller and Inventory previously purchased and in transit to Seller at such locations.

“Knowledge” means, with respect to Seller, either (a) the actual knowledge of Brad Garner, Bryan Mewhort and/or Tom Bowen after due inquiry or (b) the deemed awareness of such fact or other matter that one serving in the capacity of any such individual would be expected to discover or otherwise become aware of, after due inquiry, in the course of performing his or her duties.  For the avoidance of doubt, due inquiry shall not be deemed to include a freedom to operate analysis relating to the Business or the Assets.

“Leases” means all leases, subleases, licenses and occupancy agreements of personal property.

“Legal Requirement” means any law, statute, rule, regulation, code, ordinance, resolution, order, writ, injunction, judgment, decree, ruling, promulgation, policy, treaty directive, interpretation, or guideline adopted or issued by any Governmental Authority.

“Liability” means any liability or other obligation of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, hypothecation, right or offer, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, including, without limitation, such as may arise under any Contract or in the Ordinary Course of Business.

“Manufacturing Equipment” means all tooling, fixtures and equipment related to the production, manufacture and testing of the TA100 Turbines, including, without limitation, any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other person.

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that is materially adverse to the operations, results of operations, condition (financial or otherwise), properties (including intangible properties) or Assets of the Business.

“Non-Exclusive Field” has the meaning set forth in Schedule 2.1(a).

“Non-Exclusive Reserved IP” means a subset of the Related IP which includes any Related IP that would be interfered with, infringed upon, misappropriated, or otherwise conflicted with by the manufacture, use, sale, offer for sale, import or other exploitation of any Microturbine or related service in the Non-Exclusive Field.

“OEM Agreement” means the OEM Purchase Agreement between Seller and Buyer for a term of three years in the form of Exhibit C hereto.

“Obsolete or Excess Inventory” means (a) any Inventory that is not an active item on the bills of materials for the TA100 Turbines as of the Closing Date or the list of related service parts, copies of which are attached as Exhibit B hereto, or (b) any Inventory which is an active item on the bill of materials for the TA100 Turbines as of the Closing Date, but which the parties agree should be considered excess on the basis of the requirements of the Business for a 14-month supply of such Inventory, assuming production of 54 Post-Closing Products during such period.

“Ordinary Course of Business” means the normal manner of operation and conduct of the Business, consistent with Seller’s past custom and practice (including quantity and frequency).

“Post-Closing Period” means any taxable year or period (or a portion thereof) beginning after the Closing Date or the Second Closing Date, to the extent applicable.

“Post-Closing Products” means the finished products, goods, replacement and component parts for TA100 Turbines that are manufactured, tested, assembled, produced or sold by Seller pursuant to the Supply Agreement during the Supply Period.

“Pre-Closing Period” means any taxable year or period (or a portion thereof) ending on or prior to the Closing Date or the Second Closing Date, to the extent applicable.

“Subsidiary” means any corporation or other entity with respect to which a specified person (or its subsidiary) owns a majority of the common stock or other voting equity interests or has the power to vote or direct the voting of sufficient equity interests to elect a majority of the directors.

“Supply Agreement” means the Exclusive Manufacturing and Supply Agreement by and between Seller and Buyer in the form of Exhibit D hereto.

“Supply Period” means the period commencing as of the Closing Date and ending on March 31, 2011.

“Tax” means any federal, state, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto whether disputed or not).

“Tax Return” means any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes, including any applicable schedule, attachment, or amendment.

“TA100 Turbines” means the 100kW hydrocarbon fueled turbine generators developed, manufactured, tested, assembled, produced or sold by Seller as part of the Business.

“Territory” has the meaning set forth in Schedule 2.1(d).

“Territory Agreement” has the meaning set forth in Schedule 2.1(d).

“Territory IP” means a subset of Related IP which includes any Related IP that would be interfered with, infringed upon, misappropriated, or otherwise conflicted with by the manufacture, use, sale, offer for sale, import or other exploitation of any Microturbine or related service in the Territory.

“Transferred Contracts” means all Contracts listed on Schedule 2.2.

ARTICLE II

THE TRANSACTION

2.1           Purchase and Sale of Assets; Excluded Assets.

(a)           At the Closing, Buyer agrees to purchase and acquire from Seller, and Seller agrees to sell, transfer, assign, convey, and deliver to Buyer, all of the Assets (except as otherwise set forth in paragraphs (b), (c) and (d) below with respect to Inventory, Manufacturing Equipment and Territory IP)

including, without limitation, any outstanding purchase orders set forth on Schedule 2.2, to the extent they have not been performed as of the date hereof, for the consideration specified in this Article II. At the Closing, Seller shall grant, and hereby grants to Buyer an irrevocable, non-exclusive, fully paid up, royalty free license, with right of sublicense, under the Non-Exclusive Reserved IP, but solely for use in the Non-Exclusive Field (as described on Schedule 2.1(a)).

(b)           During the Supply Period, Buyer agrees to purchase and acquire from Seller, and Seller agrees to sell, transfer, assign, convey, and deliver to Buyer, the Post-Closing Products in accordance with the terms of the Supply Agreement.

(c)           On March 31, 2011 (the “Second Closing Date”), Buyer agrees to purchase and acquire from Seller, and Seller agrees to sell, transfer, assign, convey, and deliver to Buyer (at Buyer’s expense):

(i)            All Manufacturing Equipment, except as otherwise set forth on Schedule 3.5(c);

(ii)           All then-remaining Inventory listed on Schedule 3.13(a); and

(iii)          Any then-remaining Buyer Approved Post-Closing Purchases.

(d)           Except as expressly provided in this Section 2.1(d), nothing in the Transaction Documents is intended to effect any sale, transfer, assignment or conveyance of the Territory Agreement (as described on Schedule 2.1(d)), the Territory IP or the Non-Exclusive Reserved IP.  In consideration for Seller retaining the Territory IP, including without limitation all rights under the Related IP in the Territory (as described on Schedule 2.1(d)), (i) as and to the extent Seller actually receives any cash consideration after the Closing pursuant to the Territory Agreement (“Territory Fees”), Seller hereby agrees to pay to Buyer an amount equal to the Territory Fees within 60 days of receipt of such Territory Fees; (ii) Buyer agrees to comply with all restrictions applicable to Seller under the Territory Agreement, including without limitation the territorial restrictions therein, as if such restrictions under the Territory Agreement were directly applicable to Buyer; and (iii) following the expiration of the Supply Period, Buyer shall agree to sell TA 100 Turbines to Seller to enable Seller to comply with the supply obligations for any new purchase orders under the Territory Agreement.  Notwithstanding the foregoing, if the Territory Agreement is terminated or expires, as of the date of such termination or expiration, Buyer agrees to purchase and acquire from Seller (for no additional consideration), and Seller agrees to sell, transfer, assign, convey and deliver to Buyer all of the Territory IP and the Non-Exclusive Reserved IP, along with any other Intellectual Property rights that Seller may have acquired pursuant to the Territory Agreement. For the avoidance of doubt, this Agreement is subject to the intellectual property rights licensed in the Territory Agreement, and nothing in this Agreement transfers any Related IP transferred by Seller in the Territory Agreement or necessary for Seller to perform its obligations under the Territory Agreement, and Seller explicitly reserves such rights during the term of the Territory Agreement. Upon termination of the Territory Agreement, Seller hereby assigns all rights reserved hereunder to Buyer.

(e)           Notwithstanding the foregoing, Seller will retain and not transfer, and Buyer will not purchase or acquire, the Excluded Assets.

2.2           Assumption of Liabilities.

(a)           At the Closing, Buyer agrees to assume, become responsible for and pay, discharge and perform only the following Liabilities (collectively, the “Assumed Liabilities”):

(i)            All those Liabilities set forth on Schedule 2.2 in accordance with their respective terms, including without limitation, all of Seller’s liabilities under the Transferred Contracts (except as otherwise set forth in the Bridge Distributor Agreement);

(ii)           Subject to the terms of Section 5.7, any Liabilities for warranty coverage related to TA100 Turbines or other products related to the Business that are shipped after the Closing Date, other than any such Liabilities that are specifically reserved to Seller under the Supply Agreement; and

(iii)          Those Liabilities set forth in the Bridge Distributor Agreement.

For the avoidance of doubt, the Assumed Liabilities shall not include any Liabilities that arose prior to Closing (other than the duty to fulfill purchase orders acquired as part of the Assets for which the applicable customer has not paid any consideration in respect thereof).

(b)           Except as provided in this Section 2.2 and the Bridge Distributor Agreement, (i) Buyer shall not assume any other Liability of Seller or related to the Business, and (ii) Seller agrees to satisfy, when due, all of its Liabilities, indebtedness and obligations relating to the Business or the Assets that are not Assumed Liabilities and which would have a Material Adverse Effect and, specifically, to pay in full within 90 days following the Closing all accounts payable of Seller relating to the Assets or the Business, except those accounts Seller contests or disputes in good faith. Buyer will pay, perform and discharge in due course in accordance with their terms all Assumed Liabilities.

(c)           Except for the Assumed Liabilities, Buyer shall not be responsible for any other of Seller’s Leases, Contracts, Liabilities, indebtedness or obligations incurred by Seller, fixed or contingent, disclosed or undisclosed. For the avoidance of doubt, Buyer shall not be responsible for any Excluded Liabilities.

2.3           Purchase Price. (a) Subject to the terms of Section 5.9 hereof, in consideration of the sale and delivery of the Assets by Seller to Buyer, Buyer shall deliver to Seller:

(i)            At Closing, that number of shares of common stock, par value $0.001 per share, of Buyer (“Buyer Common Stock”) having a value equal to $2,000,000, based on the average closing sales price of Buyer Common Stock as reported on The NASDAQ Stock Market for the 30 trading day period ending on the trading day immediately prior to the date of issuance (the “Average Price”); and

(ii)           On July 30, 2010 (the “Second Funding Date”), that number of shares of Buyer Common Stock having a value equal to $3,100,000, based on the Average Price.

(b)           In lieu of delivering the shares of Buyer Common Stock set forth in Section 2.3(a), Buyer may, in its sole discretion at any time prior to the Second Funding Date, deliver to Seller cash or otherwise immediately available funds in an amount equal to $5,100,000, less the value of all shares of Buyer Common Stock previously delivered pursuant to paragraph (a) above (based on the applicable Average Price).

(c)           No fractional shares of Buyer Common Stock shall be issued pursuant to this Section 2.3. In lieu of fractional shares, Seller shall be entitled to receive a cash payment equal to such fractional proportion of the corresponding Average Price. All shares of Buyer Common Stock deliverable hereunder (collectively, the “Shares”) shall be delivered in physical, certificated form.

(d)           On the Second Closing Date, in consideration of the sale and delivery of the Inventory set forth in Section 2.1(c)(ii) by Seller to Buyer, against receipt of such Inventory, Buyer shall deliver to Seller cash or otherwise immediately available funds in an amount equal to the aggregate cost of such Inventory (but specifically excluding work-in-process and finished goods) (the “Estimated Inventory Value”), such cost as agreed in writing by the parties or as otherwise set forth on Schedule 3.13(a) to the extent such Inventory is included on such Schedule, or to the extent such Inventory constitutes a Buyer Approved Post-Closing Purchase acquired during the Supply Period, the cost approved by Buyer in writing at the time of approval in accordance with Section 5.10(b).  Title to Inventory (excluding Post-Closing Products delivered to Buyer pursuant to the Supply Agreement) shall pass to Buyer upon payment therefor in accordance with this Section 2.3(d). The purchase price for the Inventory sold and delivered on the Second Closing Date (the “Inventory Purchase Price”) shall be determined and adjusted as follows:

(i)            At least five business days prior to the Second Closing Date, Seller shall deliver to Buyer a determination of the Estimated Inventory Value as of the most recent practicable date. Such determination shall be made in accordance with GAAP, the cost basis set forth above in this Section 2.3(d) and shall contain reasonable detail and supporting documentation therefor.

(ii)           Not more than 30 days after the Second Closing Date, Buyer shall deliver to Seller a determination of the aggregate cost of the Inventory on hand as of the Second Closing Date (the “Closing Inventory Value”), as acquired by Buyer hereunder. Such determination shall be made in accordance with the method set forth in Section 2.3(d) and shall contain reasonable detail and supporting documentation therefor. Should Seller disagree with Buyer’s determination of the Closing Inventory Value, it shall notify Buyer within ten business days after Buyer’s delivery of such determination, at which time Seller and Buyer shall cooperate in good faith in an effort to reach mutual agreement on the determination of the Closing Inventory Value. If Seller and Buyer fail to reach mutual agreement within 30 days after Seller’s delivery of notice of disagreement on the determination of the Closing Inventory Value by Buyer, such disagreement shall be resolved in accordance with the procedure set forth in Section 2.3(d)(iii).

(iii)          In the event that Seller and Buyer are not able to agree on the Closing Inventory Value within 30 days after delivery of a notice of disagreement pursuant to Section 2.3(d)(ii), then such disputed calculation shall be submitted to and determined by a nationally recognized, independent certified public accounting firm reasonably acceptable to both Seller and Buyer, acting as experts and not as arbitrators, and, absent manifest error, the determination of such accounting firm shall be conclusive and binding upon the parties; provided that such accounting firm (A) shall only determine whether Buyer has properly applied the appropriate cost basis in determining the Closing Inventory Value, and (ii) shall have no power or authority to make any determination as to the proper interpretation or meaning of this Agreement other than as properly determined by reference to accounting standards and principles. Such accounting firm’s fees and expenses shall be borne equally by Seller and Buyer. Notwithstanding the foregoing, if Buyer and Seller are unable to agree on and engage such a firm for these purposes within 30 days, then the dispute of the parties regarding the proper amount of the Closing Inventory Value, may be submitted by either party for arbitration in accordance with the terms of Section 7.16.

(iv)          Upon agreement of the calculation of the Closing Inventory Value, the Inventory Purchase Price shall be adjusted as follows: (A) in the event that the Closing Inventory Value is less than the Estimated Inventory Value, Seller shall, within ten business days after such agreement, pay to Buyer the difference between (1) the Closing Inventory Value and (2) the Estimated Inventory Value; and (B) in the event that the Closing Inventory Value is greater than the Estimated Inventory Value, Buyer shall, within ten business days after such agreement, pay to

Seller the difference between (1) the Closing Inventory Value and (2) the Estimated Inventory Value.

(e)           On the Second Closing Date, in consideration of the sale and delivery of the then-remaining non-Inventory Buyer Approved Post-Closing Purchases, if any, against receipt thereof, Buyer shall deliver to Seller cash or otherwise immediately available funds in an amount equal to the aggregate cost thereof, as approved by Buyer in writing in accordance with Section 5.10(b). The purchase price for such non-Inventory Buyer Approved Post-Closing Purchases shall be determined and adjusted in accordance with the same procedures set forth in Sections 2.3(d)(i)-(iv).

2.4           The Closing. Except as otherwise provided in paragraph (b) below, the closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Waller Lansden Dortch & Davis, LLP, 511 Union Street, Suite 2700, Nashville, Tennessee, or at such other place as Buyer and Seller shall agree, at 10:00 a.m., local time, on February 1, 2010 (the “Closing Date”).

(a)           At the Closing:

(i)            Seller shall deliver to Buyer the documents described in Section 2.5 hereof;

(ii)           Buyer shall deliver to Seller the shares of Buyer Common Stock described in Section 2.3(a)(i) hereof;

(iii)          Buyer and Seller shall execute and deliver to each other the Bridge Distributor Agreement, the OEM Agreement and the Supply Agreement; and

(iv)          Seller shall deliver to Buyer such other documentation as Buyer and its counsel shall reasonably request.

(b)           The closing of the transactions contemplated pursuant to Section 2.1(c) (the “Second Closing”) shall take place at the offices of Waller Lansden Dortch & Davis, LLP, 511 Union Street, Suite 2700, Nashville, Tennessee, or at such other place as Buyer and Seller shall agree, at 10:00 a.m., local time, on the Second Closing Date. At the Second Closing:

(i)            Seller shall deliver to Buyer the documents described in Section 2.5 hereof;

(ii)           Seller shall deliver to Buyer a certificate, dated the Second Closing Date, stating that the representations and warranties of Seller contained in Sections 3.1 through 3.5, and 3.13 are true and correct on and as of the Second Closing Date (as though then made); provided, however, that such representations and warranties shall only apply to the Assets being delivered as of the Second Closing;

(iii)          Buyer shall deliver to Buyer the funds described in Sections 2.3(d) and (e); and

(iv)          Seller shall deliver to Buyer such other documentation as Buyer and its counsel shall reasonably request.

2.5           Instruments of Conveyance and Transfer, etc. At each of the Closing and the Second Closing, Seller, at its expense, will deliver to Buyer such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer in form reasonably satisfactory to Buyer’s counsel, as shall be effective to vest in Buyer, or its designee, title to the Assets to be sold, conveyed, transferred and delivered hereunder, all as provided in this Agreement, and, and simultaneously with such delivery all such steps will be taken as may be required to put Buyer in actual possession and operating control of the Assets.  At the Closing, Seller shall deliver to Buyer, at Seller’s expense, copies of any books, records, manuals, ledgers, files, documents, correspondence, lists, drawings, specifications, creative materials, advertising and promotional materials, studies, reports, and other materials (in any form or medium) which directly pertain to the Business.

2.6           Further Acts and Assurances. Seller shall, at any time and from time to time at and after each of the Closing and the Second Closing, upon the request of Buyer, take any and all steps reasonably necessary and within Seller’s control to place Buyer in possession and operating control of the Assets to be transferred hereunder and will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required to transfer and confirm more effectively to Buyer or to its successors or assigns, or to reduce to possession, any or all of the Assets and to carry out the purposes and intent of this Agreement. Further, in the case of any Transferred Contract or Related IP in respect of which Buyer elects to take assignment, which cannot be transferred effectively without consent of a third party which is unobtainable, Seller will use its commercially reasonable best efforts to secure to Buyer the benefits thereof without assignment.

2.7           Prorations. On and as of each of the Closing Date and the Second Closing Date, Buyer and Seller shall prorate, if applicable, personal property lease payments, interest, personal property taxes, plus all other income and expenses related to the Assets, which are normally prorated upon the sale of assets of a going concern. At each of the Closing and the Second Closing, Buyer shall deliver to Seller cash in an amount equal to Buyer’s liability in respect of all such items which payment shall discharge Buyer’s obligations in respect thereof; provided, however, that if any such item is found after each respective closing to have been miscalculated, the parties shall equitably adjust such prorations by cash payment within ten days of final determination of the actual amount of the item.

2.8           License Back to Seller.

(a)           Effective immediately following the Closing, Buyer shall grant, and hereby grants, to Seller an irrevocable, non-exclusive, fully paid up, royalty-free license, with right of sublicense, under the Related IP (the “Reserved License”); provided, however, that, except as provided in clause (b) below, the Reserved License is subject to the following conditions: (i) the Reserved License is limited in duration and shall expire upon the later of the expiration of the Supply Period or the expiration of any continuing warranty obligations of Seller under Section 5.7 below, and (ii) the Reserved License is solely for the limited purposes of (A) manufacturing and selling the Post-Closing Products in accordance with the terms and conditions of the Supply Agreement and (B) fulfilling Seller’s warranty obligations under Section 5.7 below.

(b)           In the event Buyer fails to make payment or breaches its obligations under Section 2.3(a)(ii) of this Agreement, and fails to cure such non-payment or breach within 60 days of the Second Funding Date, then (i) such non-payment or breach shall constitute a material breach of this Agreement, and (ii) the time and use restrictions applicable to the Reserved License granted under Section 2.8(a) automatically shall be lifted and shall cease to restrict the Reserved License; it being understood that such Reserved License shall thereafter be a worldwide, perpetual, irrevocable, non-exclusive, fully paid up, royalty-free, transferable license, with right of sublicense, under the Related IP for any and all purposes whatsoever, including without limitation, the right to make, have made, sell, offer to sell, use, reproduce and/or distribute equipment, products and services utilizing the Related IP.

(c)           Buyer shall continue to have full responsibility for (but shall have no obligation to), and shall pay all costs of, making any filings, paying applicable filing and maintenance fees and prosecuting any applications for patents, patents or other registrations of any of the Related IP rights in the United States and in other countries when and as determined by Buyer, in its sole discretion, using patent counsel chosen by Buyer.  Seller agrees to cooperate, at no more than nominal expense to Seller, with Buyer in its registration efforts.  Notwithstanding the foregoing, for so long as Seller has a license under the Related IP pursuant to this Section 2.8, (i) if Buyer elects not to file for protection or maintain any such Related IP, then Buyer shall provide written notice of its intent to Seller, and Seller may elect to file for protection or pay any applicable maintenance fees at its own expense; and (ii) if Seller requests in writing that Buyer file for protection of or pay any maintenance fees relating to any Related IP rights, and Buyer fails to file for such protection or pay such maintenance fees within a reasonable time after receipt of such written request, not to exceed 60 days, then Seller may elect to file for such protection and pay any applicable maintenance fees at its own expense. Each party agrees to provide the non-filing party with copies of all relevant documentation.  The rights and licenses granted pursuant to this Section 2.8, are and will otherwise be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property,” as defined under the U.S. Bankruptcy Code, and the parties will retain and may fully exercise all of their respective rights and elections under the U.S. Bankruptcy Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are correct and complete as of the date of this Agreement, except as set forth on the disclosure schedules accompanying this Agreement (the “Schedules”). Each Schedule shall identify the specific sections and subsections in this Agreement to which such disclosure relates and shall be delivered together with true, correct, and complete copies of all documents described on such Schedules.

3.1           Corporate Status. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to carry on the Business as now being conducted and to own, operate, and lease its properties. Seller is duly qualified or licensed to transact business in and is in good standing as a foreign corporation in all jurisdictions where Seller is required to be qualified or licensed to do business as a foreign corporation except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on the Business or the Assets. Calnetix, Inc. (“Parent”) is a corporation duly organized, validly exiting and in good standing under the laws of the State of California.

3.2           Authorization of Transaction. (a) Seller has full corporate power and authority to execute and deliver this Agreement, the Bridge Distributor Agreement, the OEM Agreement, the Supply Agreement and all other documents and agreements to be executed and delivered hereunder (the “Transaction Documents”) and to perform its obligations thereunder. This Agreement and all of the Transaction Documents have been duly executed and delivered by Seller and, assuming due authorization, execution, and delivery of this Agreement and the other Transaction Documents by Buyer, this Agreement and each Transaction Document is the valid and legally binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(b)           Parent has full corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to be executed and delivered by Parent hereunder and to perform its obligations thereunder. This Agreement and all of the Transaction Documents to be executed and delivered by Parent have been duly executed and delivered by Parent and, assuming due authorization, execution, and delivery of this Agreement and the other Transaction Documents by Buyer, this

Agreement and each Transaction Document to be executed and delivered by Parent is the valid and legally binding obligation of Parent, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

3.3           No Conflict. (a) Neither the execution and delivery by Seller of the Transaction Documents nor the consummation of the transactions contemplated thereby nor compliance with any of the provisions of the Transaction Documents (i) conflicts with or results in a breach of any provision of the charter or bylaws of Seller, (ii) violates, or conflicts with, or results in a breach of any provision of, or constitutes a default (or an event which, with notice or lapse of time or both would constitute a default) under, or results in the termination or in a right of termination or cancellation of, or accelerates the performance required by any Contract, the violation of which would have a Material Adverse Effect on the Business, or results in the creation of any Lien upon any of the Assets, (iii) violates any Legal Requirement applicable to Seller or any of the Assets, or (iv) requires any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority.

(b)           Neither the execution and delivery by Parent of the Transaction Documents nor the consummation of the transactions contemplated thereby nor compliance with any of the provisions of the Transaction Documents (i) conflicts with or results in a breach of any provision of the charter or bylaws of Parent, (ii) violates, or conflicts with, or results in a breach of any provision of, or constitutes a default (or an event which, with notice or lapse of time or both would constitute a default) under, any material Contract, license, franchise, permit, or other material instrument or commitment or obligation to which Parent is bound or affected, the violation of which would have a Material Adverse Effect on the Business, or results in the creation of any Lien upon any of the Assets, (iii) violates any Legal Requirement applicable to Parent, or (iv) requires any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority.

3.4           Required Consents. Except as described in Schedule 3.4, Seller is not a party to or bound by any mortgage, Lien, deed of trust, or any material Lease, Contract, agreement or instrument, or any statute, order, judgment or decree which would require the consent of another person to the execution of this Agreement or prohibit or require the consent of another person to any of the transactions contemplated by the Transaction Documents.

3.5           Title to Manufacturing Equipment. Except as set forth on Schedule 3.5(c), Schedule 3.5(a) describes all Manufacturing Equipment used in the operation of the Business. Except as set forth on Schedule 3.5(b), Seller has good and marketable title to all of the Manufacturing Equipment, free and clear of any Liens or restriction on transfer, and to the Knowledge of Seller, there is no basis for the imposition of any Lien on the Manufacturing Equipment. Except as set forth on Schedule 3.5(c), the Manufacturing Equipment comprises all tooling, fixtures and equipment required for the production, manufacture, assembly and testing of the TA100 Turbines after the Closing in substantially the same manner as conducted prior to the Closing. The Manufacturing Equipment is adequate for the purposes for which such assets are currently used or are held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear) and none of the Manufacturing Equipment is in need of repair or maintenance except for ordinary, routine repairs and maintenance that are not material in nature or cost. To Seller’s Knowledge, there are no facts or conditions affecting the Manufacturing Equipment which could, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation thereof as currently used, occupied or operated, or their adequacy for such use.

3.6           Subsidiaries. Seller does not have any Subsidiaries or have an ownership interest, direct or indirect, in any other person.

3.7           Pro Forma Financial Statements.

(a)           Set forth as Schedule 3.7 are true, correct and complete copies of the unaudited pro forma balance sheet and income statement with respect to the Business for the years ended December 31, 2007, December 31, 2008 and December 31, 2009 (the “Business Segment Financial Statements”).

(b)           The Business Segment Financial Statements (including any notes thereto) have been prepared from and are in accordance with the books and records of Seller, are true, complete and accurate, and are prepared in all material respects in accordance with GAAP, consistently applied throughout the periods covered by the Business Segment Financial Statements. The Business Segment Financial Statements present fairly, in all material respects, the results of operations of the Business as of the specified dates and for the specified periods; provided, however, that the Business Segment Financial Statements are subject to normal year-end adjustments (that will not be material individually or in the aggregate) and lack footnotes and other presentation items. The Business Segment Financial Statements do not contain any statement which is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

3.8           Intentionally Omitted.

3.9           Sufficiency of Assets.  Except as set forth on Schedule 3.9 and with respect to the Related IP, the Assets comprise all non-intellectual property assets required for the continued conduct of the Business by Buyer after the Closing in the same manner, in all material respects, as conducted by Seller prior to the Closing.

3.10         Legal Compliance. (a) Except as set forth on Schedule 3.10, Seller has complied in all material respects with and is in material compliance with all applicable Legal Requirements, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced, or to Seller’s Knowledge, threatened against Seller alleging the failure so to comply.

(b)           Seller has all consents, permits, franchises, licenses, concessions, authorities, (including, without limitation, all easements, rights of way, and similar authorities), authorizations and approvals of Governmental Authorities and other persons or entities material to the conduct of the Business as now being conducted, and Seller knows of no reason why any of these may be cancelled or suspended.

3.11         Intellectual Property. (a) As used in this Agreement, the term “Related IP” means only Intellectual Property that is primarily related to, used in, held for use in connection with, or necessary for the conduct of, or otherwise material to the Business as presently conducted by Seller immediately prior to the Closing. Schedule 3.11(a)(1) contains a complete and correct list of (i) all Related IP that is either an issued patent or another registration of Intellectual Property owned by Seller, (ii) all Related IP that is either a pending patent application or another application for registration of Intellectual Property filed by or on behalf of Seller and (iii) all material unregistered Related IP which is owned by Seller.  To Seller’s Knowledge, Seller has the right to use under a valid license, sublicense, agreement, or permission all Related IP which Seller does not own but is necessary for the operation of the Business as presently conducted by Seller immediately prior to the Closing (“Licensed IP”). Except for the necessary consents listed on Schedule 3.11(a)(2), each item of Related IP that is Licensed IP will be available for use by Buyer immediately subsequent to the Closing on terms and conditions that are substantially similar, in all material respects, to the terms and conditions applicable to the use of each such item by Seller in the operation of the Business as presently conducted by Seller immediately prior to the Closing. Seller has taken all reasonably necessary action to maintain and protect all Related IP owned by Seller.

(b)           Except as set forth on Schedule 3.11(b), Seller has not received any charge, complaint, claim, demand, or notice alleging any interference, infringement, misappropriation, or violation of Related IP (including any claim that Seller must license or refrain from using any Related IP of any third party).  To Seller’s Knowledge, the operation of the Business by Seller prior to the Closing has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of third parties (including any infringement of the trade dress, product design, patent, copyright, trademark, trade secret or contractual right of any competitor of the Business). To Seller’s Knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any  Intellectual Property rights of Seller.

(c)           Schedule 3.11(c) identifies each license, agreement or other permission currently in effect that Seller has granted to any third party with respect to any Intellectual Property. Seller has delivered to Buyer a correct and complete copy, as amended to date, of each license, agreement and permission listed in Schedule 3.11(c). With respect to each item required to be identified on Schedule 3.11(c) or that constitutes Related IP that is not Licensed IP and except as otherwise indicated thereon:

(i)            To Seller’s Knowledge, Seller possesses all right, title, and interest in and to the item, free and clear of any Lien;

(ii)           The item is not subject to any outstanding judgment, injunction, order, decision, decree, award, or ruling;

(iii)          To Seller’s Knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and

(iv)          To Seller’s Knowledge, Seller has never agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(d)           Schedule 3.11(d) identifies each material license, sublicense, agreement, or other permission currently in effect that Seller has been granted by any third party with respect to any Related IP that any third party owns that Seller uses in connection with the Business. Seller has delivered to Buyer a correct and complete copy, as amended to date, of each license, sublicense, agreement, and permission listed in Schedule 3.11(d). With respect to each item required to be identified in Schedule 3.11(d) and except as otherwise identified on Schedule 3.11(d):

(i)            To Seller’s Knowledge, the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(ii)           The license, sublicense, agreement, or permission covering the item will be legal, valid, binding, enforceable, and such rights shall be in full force and effect on identical terms following the consummation of the transactions contemplated by the Transaction Documents;

(iii)          Seller is not in breach of or default under such license, sublicense, agreement, or permission covering the item, and no event has occurred that, with notice or lapse of time, would constitute a breach or default by Seller or permit termination, modification, or acceleration of such license, sublicense, agreement, or permission by any other party;

(iv)          To Seller’s Knowledge, no other party is in breach of or default under such license, sublicense, agreement, or permission covering the item, and no event has occurred that, with notice or lapse of time, would constitute a breach or default by any other party or permit termination, modification, or acceleration of such license, sublicense, agreement, or permission covering the item by Seller;

(v)           Seller has not repudiated or received notice of repudiation from any other party of any provision of such license, sublicense, agreement, or permission;

(vi)          The item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge or is terminable without cause;

(vii)         No action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to Seller’s Knowledge, is threatened which challenges the legality, validity, or enforceability of the item; and

(viii)        Seller has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission covering the item.

(e)           Except for the trademark “TA 100 Turbo Alternator” (together with all translations, adaptations, derivations, registrations, and combinations thereof) and as otherwise set forth on Schedule 3.11(e), there are no material trademarks, service marks, trade dress, logos or trade names, together with all translations, adaptations, derivations, registrations, and combinations relating to the Business or any of the Assets.

3.12         Contracts; No Defaults. (a) Schedule 3.12 lists, and Seller has delivered to Buyer copies of, all Contracts to which Seller is a party or by which Seller is bound relating to the Business or the Assets. Schedule 3.12 also sets forth the parties, date and type of each Contract.

(b)           All of the Transferred Contracts listed in Schedule 3.12 are in full force and effect, are valid, binding, and enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. No condition exists or event has occurred which, with notice or lapse of time or both, would constitute a default or a basis for force majeure or other claim of excusable delay or non-performance under the Transferred Contracts. Following the consummation of the transactions contemplated by the Transaction Documents, each Transferred Contract will continue to be valid, binding, and enforceable, and in full force and effect on terms and conditions that are substantially similar, in all material respects, to the terms and conditions applicable immediately prior to the Closing, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(c)           There are no currently pending renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Seller under the Transferred Contracts with any person having the contractual or statutory right to demand or require such renegotiation. No such person has made written demand for such renegotiation.

(d)           Each of the Transferred Contracts has been entered into in the Ordinary Course of Business and has been entered into without the commission of any act alone or in concert with any other person, or any consideration having been paid or promised, which is or would be in violation of any Legal Requirement.

3.13         Inventory. All Inventory is listed on Schedule 3.13(a), none of which constitutes Obsolete or Excess Inventory.  Except as set forth on Schedule 3.13(b), Seller has good and marketable title to all of the Inventory, free and clear of any Liens or restriction on transfer, and to the Knowledge of

Seller, there is no basis for the imposition of any Lien on the Inventory. Schedule 3.13(a) includes all open purchase orders as of the Closing Date which have been approved by Buyer for inclusion in Inventory.

3.14         Insurance. (a) Schedule 3.14 contains an accurate and complete description of the material terms of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance owned or held by Seller related to the Business. Such description provides reasonably complete details concerning such policies, identifying among other things, (i) the issuer of each such policy, (ii) the amount of coverage still available and outstanding under each such policy, (iii) whether each such policy is a “claims made” or an “occurrences” policy, and (iv) any provision for reimbursement to the insurer or retrospective premium adjustments. Copies of such policies have been delivered to Buyer.

(b)           All policies described in paragraph (a) hereof (i) are issued by insurance companies reasonably believed by Seller to be financially sound and reputable, (ii) are sufficient for material compliance with all Legal Requirements applicable to the Business and all Transferred Contracts, (iii) are valid, outstanding, and enforceable policies, with all premiums paid for periods through the Closing Date, (iv) provide adequate insurance coverage (including deductibles and self-insured retentions) for the Assets and the Business for all material risks normally insured against by a person carrying on a business similar to the Business, and (v) will not in any way be affected by, terminate, or lapse by reason of, the transactions contemplated by the Transaction Documents.

(c)           Seller has not received (i) any notice of cancellation of any policy referred to in paragraph (a) above or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other indication that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

3.15         Legal Proceedings, etc. Except as set forth on Schedule 3.15, there are not now, and within the past two years there have not been any material claims, actions or proceedings pending, or, to Seller’s Knowledge, threatened before any court or Governmental Authority which relate to the Business or the Assets. To Seller’s Knowledge, within the past two years, Seller has not been the subject of any material investigation by any Governmental Authority in respect of the Business. Schedule 3.15 contains complete descriptions of all complaints against Seller in pending litigation related to the Assets or the Business. There are no such claims, actions, proceedings or investigations pending or, to Seller’s Knowledge, threatened challenging the validity of the transactions contemplated by the Transaction Documents. Seller is not now, and has not been, a party to any injunction, order, or decree restricting the method of Seller’s conduct of the Business.

3.16         Employee Matters. All employees listed on Schedule 5.3(a) are employed by Seller and are terminable at will by Seller.

3.17         Product Liability. (a) Except as set forth on Schedule 3.17, there is, and for the past two years there has been no pending or, to Seller’s Knowledge, threatened material claims, actions or proceedings before any court or Governmental Authority against Seller or any of its Affiliates for injury to person or property of employees or any third parties suffered as a result of the sale of any TA100 Turbine, including claims arising out of the alleged defective, improperly designed or unsafe nature of any TA100 Turbine.

(b)           Except as set forth on Schedule 3.17, there is no pending or, to Seller’s Knowledge, threatened recall or investigation of any TA100 Turbine during the past two years.

(c)           Except as set forth on Schedule 3.17, there has been no rejection of any TA100 Turbine during the past two years.

3.18         Warranty Experience. Schedule 3.18 sets forth a summary of Seller’s warranty experience with respect to the Business for the past two years.

3.19         Backlog. Schedule 3.19 sets forth Seller’s backlog for product orders for TA100 Turbines for the past two years.

3.20         Cost of Materials. Schedule 3.20 sets forth the cost of any and all materials provided by vendors and suppliers and used in the manufacture and assembly of TA100 Turbines as of January 31, 2010.

3.21         Investment Representations. (a) Seller is an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

(b)           Seller understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares will not be registered under the Securities Act or the securities laws of any jurisdiction upon initial receipt of such shares by Seller and may not be offered, sold, pledged or otherwise transferred except (i) in accordance with the registration of the resale of the Shares pursuant to the Registration Statement and the Subsequent Registration Statements as set forth in Section 5.9 or otherwise, or (ii) pursuant to an exemption from the registration requirements of the Securities Act and other applicable Legal Requirements.

(c)           Seller acknowledges that it has received such information as it deems necessary in order to make an investment decision with respect to the Shares, including Buyer’s public filings with the Securities and Exchange Commission (the “SEC”) during 2009. Seller understands that it and its professional advisor(s), if any, have the right to ask questions of and receive answers from Buyers and its officers, and to obtain such information concerning the terms and conditions of the offering of the Shares as Seller or any of its professional advisor(s) deem necessary. Seller represents and agrees that it and its professional advisor(s), if any, have asked such questions, received such answers and obtained such information as it and its professional advisor(s), if any, deem necessary or relevant to making an investment decision with respect to the Shares.

(d)           Seller represents and warrants that (i) it has such Knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and is aware that there are substantial risks incident to the acquisition of the Shares, including those summarized under “Risk Factors” in Buyer’s Annual Report on Form 10-K for the year ended March 31, 2009, (ii) alone, or together with any professional advisor(s), it has adequately analyzed the risks of an investment in the Shares and determined that the Shares are a suitable investment, and that Seller is able at this time and in the foreseeable future to bear the economic risk of a total loss of its investment in the Shares, and (iii) it understands that no federal or state agency has passed upon the Shares, or made any findings or determination as to the fairness of an investment in the Shares.

3.22         Solvency. Seller will not be rendered insolvent (either by an inability to pay its debts as they mature or by the fact that the sum of its aggregate debts are greater than a fair valuation of all of its aggregate property) by the sale and transfer of the Assets. Seller is receiving fair consideration, fair equivalent value and reasonable value in exchange for the Assets hereunder. Seller is not presently engaged in and is not contemplating engaging in a business or transaction for which the property remaining with it would constitute unreasonably small capital.

3.23                           Brokers or Finders. Seller and its agents have incurred no obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other like payment in connection with this Agreement and will indemnify and hold Buyer harmless from any such payment alleged to be due by or through Seller as a result of the action of Seller or its agents.

3.24                           Taxes. Seller has timely paid, or made provision to pay, all Taxes that include or relate to the Assets and the Business that (i) are required to be paid by Seller on or before the Closing Date, the nonpayment of which would result in a Lien on any Asset, (ii) would have an adverse effect on Buyer’s ability to conduct the Business or (iii) would result in Buyer becoming liable or responsible therefor. Seller has timely filed all material Tax Returns that it was required to file with respect to the Assets and the Business. There are no Liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax and, to Seller’s Knowledge, there is no basis for the imposition of any such Lien.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article IV are correct and complete as of the date of this Agreement.

4.1                                 Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

4.2                                 Authorization of Transaction. Buyer has full corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. This Agreement and all of the applicable Transaction Documents have been duly executed and delivered by Buyer and, assuming due authorization, execution, and delivery of this Agreement and the other Transaction Documents by Seller, this Agreement and each Transaction Document is the valid and legally binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

4.3                                 No Conflict. Neither the execution and delivery by Buyer of the Transaction Documents nor the consummation of the transactions contemplated thereby nor compliance with any of the provisions of the Transaction Documents (i) conflicts with or result in a breach of any provision of the charter or bylaws of Buyer, (ii) violates, or conflicts with, or results in a breach of any provision of, or constitutes a default (or an event which, with notice or lapse of time or both would constitute a default) under, or results in the termination or in a right of termination or cancellation of, or accelerates the performance required by any contract or agreement binding on Buyer, the violation of which would have a material adverse effect on Buyer, (iii) violates any Legal Requirement applicable to Buyer, or (iv) requires any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any Governmental Authority.

4.4                                 Brokers or Finders. Buyer and its agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other like payment in connection with this Agreement and will indemnify and hold Seller harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its agents.

4.5                                 Shares. When issued and delivered in the manner and on the terms described in this Agreement, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

4.6                                 SEC Filings. Buyer has filed all forms, reports, statements and documents required to be filed with the SEC since January 1, 2009 (the “SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, each as in effect on the date so filed. None of the SEC Reports (including, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Report has been revised or superseded by a later filed SEC Report, none of the SEC Reports contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Buyer meets the current requirements for use of Form S-3 under the Securities Act.

4.7                                 Absence of Certain Changes or Events. Except and as to the extent disclosed in the SEC Reports filed on or prior to the time of execution and delivery of this Agreement, there has not been any event, occurrence, development or state of circumstance or fact that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Buyer.

ARTICLE V
ADDITIONAL AGREEMENTS OF THE PARTIES

5.1                                 Taxes. (a) Seller shall be responsible for paying all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the sale of the Assets, and Seller shall be responsible for preparing and filing any Tax Returns in connection therewith.

(b)                                 Except as provided otherwise in this Agreement:

(i)                                     For any Pre-Closing Period, Seller shall be responsible for preparing and timely filing all Tax Returns required by applicable law to be filed and for the payment of all Taxes levied or imposed that are attributable to the Assets or the Business;

(ii)                                  For any Post-Closing Period, Buyer shall be responsible for preparing and the timely filing of all Tax Returns required by applicable law to be filed and for the payment of all Taxes levied or imposed that are attributable to the Assets transferred to Buyer on the Closing Date or the Second Closing Date, to the extent applicable;

(iii)                               Control of any legal or administrative proceedings concerning any Taxes with respect to the Assets, and entitlement to any refunds or awards concerning any such Taxes with respect to such Assets, shall rest with the party responsible for payment therefor under this Section 5.1(b).

(c)                                  With respect to any Taxes for any Tax period that begins before and ends on the Closing Date or the Second Closing Date, to the extent applicable (each, a “Straddle Period”), levied or imposed that are attributable to any of the Assets transferred to Buyer on the Closing Date or the Second Closing Date, to the extent applicable, the liability for such Taxes shall be allocated between Seller and Buyer (A) on a per diem basis in the case of personal property (or similar) Taxes, with Seller being liable for the portion of such Taxes equal to the product of (i) the amount of such Taxes for the entirety of the Straddle Period, multiplied by (ii) a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date or the Second Closing Date, to the extent applicable, and the denominator of which is the total number of days in the Straddle Period, and with the Buyer being liable for the remainder of such Taxes, and (B) on the basis of an interim closing of the books at the end of the Closing Date or the Second Closing Date, to the extent applicable, in the case of all other Taxes, with Seller being liable for the portion of such other Taxes for the Pre-Closing Period and Buyer being liable for the portion of such other Taxes for the Post-Closing Period. After the Closing and the Second Closing, to the extent applicable, the party (the “Paying Party”) receiving a Tax bill or notice applicable to the Assets for a Straddle Period shall promptly notify the other party that may be responsible for a portion of such Taxes pursuant to this Section 5.1(c) (the “Reimbursing Party”) in writing, and the Paying Party shall pay such Tax bill prior to the last day such Taxes may be paid without penalty or interest. Upon receipt of the written notice from the Paying Party, which shall include appropriate supporting documentation, the Reimbursing Party shall promptly pay the Paying Party any amount equal to the portion of the Taxes for which the Reimbursing Party is liable under this Agreement. The parties shall reasonably cooperate with each other after the Closing and the Second Closing, to the extent applicable, with respect to any Tax assessment or valuation (or protest in connection therewith) by any Governmental Authority with respect to a Straddle Period. If any party receives a refund of any Taxes with respect to the Assets that is attributable to a Straddle Period, the party receiving such refund, whether received in cash, or as a credit against another state and/or local Tax, shall, within 30 days after the receipt of such refund, pay to the other party who was responsible for a portion of such Taxes an amount equal to the product of (i) the amount of the refund, multiplied by (ii) a fraction, the numerator of which is the number of days in the Straddle Period that such other party was responsible for such Taxes and the denominator of which is the total number of days in the Straddle Period.

(d)                                 After the Closing and the Second Closing, to the extent applicable, Seller and Buyer shall (and shall cause their respective Affiliates to):

(i)                                     Make available to the other and to any taxing authority, as reasonably requested, all information, records, and documents with respect to Taxes relating to the Business or the Assets and preserve that information and those records and documents until the expiration of any applicable statute of limitations, including any extensions of that statute of limitations;

(ii)                                  Provide timely notices to the other party in writing of any pending or threatened Tax audits or assessments relating to the Business or the Assets for taxable periods for which the other party may have a responsibility under this Section 5.1 or otherwise; and

(iii)                               Furnish the other party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any taxable period for which the other party may have a responsibility under this Section 5.1 or otherwise.

(e)                                  Upon request of Buyer, and at Buyer’s expense, Seller shall use its reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Taxes relating to the Assets or the Business (including, without limitation, with respect to the transactions contemplated hereby).

5.2                                 Tax Allocations. The parties agree to allocate the Purchase Price as adjusted herein (and all other capitalizable costs) among the Assets transferred to Buyer on the Closing Date for all purposes (including financial accounting and Tax purposes) in accordance with the allocation schedule which shall be mutually agreed upon within 30 days after Closing (the “Allocation Schedule”). The parties shall file all Tax Returns in a manner consistent with such allocation.

5.3                                 Non-Solicitation; Employees. (a) Each party agrees that for a period of two years from the Closing Date (the “Non- Solicitation Period”), it shall not, directly or indirectly, solicit, induce, recruit or encourage any of the other party’s employees to terminate their relationship with such other party. Notwithstanding the foregoing, the provisions of this Section 5.3(a) shall not apply to up to three of the Seller’s employees listed on Schedule 5.3(a) after the Second Funding Date, provided that Buyer is not in material breach of Section 2.3(a). Except as otherwise mutually agreed upon by the parties, in no event will Buyer hire more than three of the employees listed on Schedule 5.3(a) during the Non-Solicitation Period.

(b)                                 If Buyer elects to hire any of the employees in accordance with paragraph (a) above (a “Buyer Employee Hire”), Buyer, in its sole discretion, may direct that and Seller shall permit any such Buyer Employee Hire to be temporarily hosted at Seller’s facility in Stuart, Florida during the remainder of the Supply Period to facilitate the transfer of the Business know-how to Buyer; provided, however, that Buyer shall be responsible for the travel, lodging and related costs incurred by each such Buyer Employee Hire; provided further, however, that any such Buyer Employee Hire shall observe all restricted areas in such facility in accordance with Seller’s advance notice thereof and shall not in any way interfere with or impede the other business activities of Seller. After being hired by Buyer, (i) Buyer shall be responsible for any breach by any such Buyer Employee Hire of any non-disclosure agreement entered into between the parties; (ii) each Buyer Employee Hire shall agree to abide by all applicable safety and security procedures, regulations and other reasonable instructions (e.g., requirement to wear visitor passes) in accordance with Seller’s advance notice thereof; and (iii) the Buyer Employee Hire shall at all times be treated as an employee of Buyer and shall not be entitled to any benefits made available to employees of Seller.

(c)                                  Notwithstanding anything to the contrary herein, nothing herein shall limit Seller’s rights to employ, terminate, promote or demote its employees.

5.4                                 Consents of Third Parties; Governmental Approvals. To the extent that any required consents, approvals, or waivers are listed on Schedule 3.4 and Buyer and Seller nonetheless elect to close, then upon request by Buyer, Seller shall use its best efforts to:

(a)                                  Cooperate with Buyer in any reasonable and lawful arrangements under which Buyer would obtain the benefit of the matter concerned; and

(b)                                 Enforce for the account of Buyer any rights of Seller arising from the matter concerned.

If any consent, approval, or waiver cannot be obtained, Buyer and Seller will cooperate in any commercially reasonable arrangement to obviate the need for that consent, approval, or waiver.

5.5                                 Covenant Not to Compete. (a) Seller agrees that for a period of three years from the Closing Date, it and its Affiliates will not, without the prior written consent of Buyer, directly or indirectly, own, manage, operate, control, be connected with as an officer, employee, partner or otherwise, or otherwise engage or participate in, any business which develops, manufactures, distributes, produces or sells Microturbines (a “Competing Business”) (specifically excluding any Post-Closing Products manufactured pursuant to the Supply Agreement or products manufactured, distributed or sold pursuant to the Territory Agreement). The foregoing agreement shall not be deemed to restrict (a) the ownership by Seller of up to 2% of any class of the outstanding capital stock of any corporation conducting a Competing Business which is regularly traded on a national securities exchange or in the over-the-counter market, or (b) subject to the terms of the OEM Agreement, Seller or its Affiliates from developing, manufacturing, distributing, producing or selling any products that do not constitute Microturbines  to any third party for purposes of (i) integrating or packaging such products with any third party products, including, without limitation, any third party’s Microturbine, or (ii) incorporating such products as a component of any third party product, including, without limitation, any third party’s

Microturbine. The consideration for this agreement is included in the purchase price for the Assets. As used herein, the term “Microturbine” means a simple cycle recuperated gas turbine generator with a single rotating turbine and compressor and with a net electrical output per single unit of 250kW or lower.

(b)                                 The parties specifically acknowledge and agree that the remedy at law for any breach of the provisions of this Section 5.5 will be inadequate and that Buyer, in addition to any other relief available to it, may be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage. In the event that the provisions of this Section 5.5 should ever be deemed to exceed the maximum scope permitted by applicable Legal Requirements, the parties agree that these provisions shall be reformed to set forth the maximum permitted by applicable Legal Requirements.

(c)                                  In the event Buyer breaches its obligation under Section 2.3(a)(ii) of this Agreement, and fails to cure such breach within 60 days of the Second Funding Date, Seller’s obligations under this Section 5.5 shall terminate.

5.6                                 Insurance. Seller will cause its insurance policies that cover or relate to any of the Assets to be kept in force upon substantially similar terms until the Second Closing Date.

5.7                                 Warranty Requests. During the Supply Period, (a) with respect to any and all TA100 Turbines sold prior to Closing, Seller shall directly administer and shall be responsible for any warranty requests related thereto, consistent with the warranty provisions of the underlying agreement pursuant to which a claim for warranty is being made, (b) Buyer shall be responsible for responding to all non-warranty requests by customers for service or replacement parts related to TA100 Turbines, and (c) upon request, Seller shall sell to Buyer any service or replacement parts at a price equal to not more than 10% above Seller’s cost.

5.8                                 Post Supply Period Orders. Buyer shall be responsible for filling all vendor pipeline orders associated with the Business that are approved by Buyer and outstanding as of the end of the Supply Period.

5.9                                 Registration of Resale of the Shares. (a) Buyer shall:

(i)                                     File a registration statement on Form S-3 (the “Registration Statement”) with the SEC within ten days after the Closing Date to register the resale of the Shares issued on the Closing Date; provided, however, that Seller shall promptly provide Buyer with any applicable information regarding Seller necessary to be included therein. Buyer shall use its reasonable best efforts to ensure that the Registration Statement is effective as soon as reasonably practicable after the filing thereof, and Buyer shall keep the Registration Statement effective until at least January 1, 2011. Buyer shall use reasonable best efforts to ensure that the Shares issued at Closing are tradable on The NASDAQ Stock Market upon the effectiveness of the Registration Statement.

(ii)                                  File a separate registration statement on Form S-3 (the “Subsequent Registration Statement”) with the SEC within ten days after the Second Funding Date to register the resale of the Shares issued thereon; provided, however, that Seller shall promptly provide Buyer with any applicable information regarding Seller necessary to be included therein. To the extent necessary, Buyer shall use its reasonable best efforts to ensure that the Subsequent Registration Statement is effective as soon as reasonably practicable after the filing thereof, and Buyer shall keep the Subsequent Registration Statement effective until at least January 1, 2011. Buyer shall use reasonable best efforts to ensure that the Shares issued on the Second Funding

Date are tradable on The NASDAQ Stock Market upon the effectiveness of the Subsequent Registration Statement.

(b)                                 On any trading day after Closing, Seller shall not sell more than that number of Shares equal to 10% of the average trading volume of Buyer Common Stock, such average trading volume calculated as the quotient of the (i) total trading volume of Buyer Common Stock for the ten trading day period ending on the trading day immediately prior to the proposed trading day, divided by (ii) ten.  Such restrictions shall cease to apply after expiration of 180 days following the initial issuance of the Shares which Seller seeks to sell.  Seller further agrees to use its good faith efforts to facilitate orderly sales of the Shares.

5.10                           Operation of Business During the Supply Period. Except as expressly permitted or required by this Agreement or as otherwise consented to by Buyer in writing, during the Supply Period Seller shall not act, or omit to act, otherwise than in accordance with the following:

(a)                                  Seller shall maintain the Inventory, Post-Closing Products and Manufacturing Equipment in good condition and working order, subject to normal wear and tear;

(b)                                 Seller shall not acquire any new Inventory, materials, supplies, equipment and other personal property for the manufacture of the Post-Closing Products in accordance with the terms of the Supply Agreement, except such Inventory, materials, supplies, equipment and other personal property acquired pursuant to purchase orders or other written contracts pre-approved in writing by Buyer during the Supply Period or at Closing (“Buyer Approved Post-Closing Purchases”);

(c)                                  Seller shall not produce any TA 100 Turbines other than the Post-Closing Products approved for purchase by Buyer pursuant to the terms of the Supply Agreement or products for supply pursuant to the Territory Agreement (if any);

(d)                                 Seller shall keep in full force and effect all existing insurance coverage on the Inventory, Post-Closing Products and Manufacturing Equipment in at least the amounts as are maintained by Seller as of the date hereof;

(e)                                  Seller shall not sell, transfer or convey any of the Inventory or Post-Closing Products, except in accordance with the Supply Agreement;

(f)                                    Seller shall not sell, transfer or convey any of the Manufacturing Equipment (but specifically excluding the Manufacturing Equipment listed on Schedule 3.5(c));

(g)                                 Except as set forth on Schedules 3.5(b) and 3.13(b), Seller shall not subject any of the Inventory, Post-Closing Products or Manufacturing Equipment to any Liens;

(h)                                 Seller shall not institute, settle or agree to settle any litigation, action or proceeding before any court or Governmental Authority relating to the Inventory, Post-Closing Products or Manufacturing Equipment; and

(i)                                     Seller shall not allow any damage, destruction or loss to any of the Inventory, Post-Closing Products or Manufacturing Equipment, which would have or which reasonably could be expected to have a Material Adverse Effect.

5.11                           Liens. On or before the Second Closing Date, Seller shall obtain the release of all Liens on any of the Assets and provide proper evidence of any such release(s) to Buyer.

ARTICLE VI
INDEMNIFICATION

6.1                                 Nature and Survival of Representations. All statements made by Seller herein or in the Schedules or in any other financial statement, document, instrument, certificate, exhibit or list delivered to Buyer hereunder by or on behalf of Seller shall be deemed representations and warranties of Seller regardless of any investigation made by or on behalf of Buyer. All representations and warranties made by Seller and Buyer in this Agreement shall survive for a period of 18 months from the Closing Date (or the Second Closing to the extent applicable under Section 2.4(b)(ii)), except for the representations contained in Sections 3.2, 3.3, 3.4 3.5, 3.12, 4.2, 4.3, 4.5, 4.6 and 4.7, which shall survive for the applicable statute of limitations.

6.2                                 Indemnification by Seller. Subject to the conditions and provisions herein set forth, Seller agrees to indemnify, defend and hold harmless Buyer, its controlling parties, officers, directors, shareholders, subsidiaries, affiliates and agents from and against the following, except as caused by the acts or omissions of Buyer:

(a)                                  Any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, encumbrances and reasonable costs and expenses suffered, sustained, incurred or paid by any indemnified party because of:

(i)                                     The claims of any broker or finder engaged by Seller;

(ii)                                  The untruth or inaccuracy of any representation or warranty of Seller contained in this Agreement;

(iii)                               The breach of any covenant of Seller contained in this Agreement;

(iv)                              Non-compliance with any applicable bulk sales or similar laws;

(v)                                 All claims and litigation and potential claims and litigation against Buyer with respect to incidents or other matters which occurred prior to the Closing Date related to Seller, the Assets, or the Business;

(vi)                              Any Excluded Liability;

(vii)                           Any Liabilitiy with respect to the Territory Agreement; but specifically excluding any Liability caused by Buyer’s breach of Section 2.1(d)(ii) hereof; and

(vii)                           Any Liabilities for warranty coverage that arise in connection with any manufacturing or assembly defect with respect to the Post-Closing Products.

(b)                                 All reasonable costs and expenses (including, without limitation, costs of investigation, attorneys’ fees, interest and penalties) incurred by any indemnified party in connection with any action, proceeding, demand, assessment or judgment incident to any of the matters for which indemnity is provided in this Section 6.2.

6.3                                 Indemnification by Buyer. Subject to the conditions and provisions herein set forth, Buyer agrees to indemnify, defend and hold harmless Seller, its controlling parties, officers, directors, shareholders, subsidiaries, affiliates, and agents from and against the following, except as caused by the acts or omissions of Seller:

(a)                                  Any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, encumbrances and reasonable costs and expenses suffered, sustained, incurred or paid by any indemnified party because of:

(i)                                     The claims of any broker or finder engaged by Buyer;

(ii)                                  The untruth or inaccuracy of any representation or warranty, of Buyer contained in this Agreement;

(iii)                               The breach of any covenant of Buyer contained in this Agreement;

(iv)                              The assertion against Seller of any obligation or Liability relating to any of the Business or any of the Assets following the Closing Date; and

(v)                                 All Assumed Liabilities.

(b)                                 All reasonable costs and expenses (including, without limitation, costs of investigation, attorneys’ fees, interest and penalties) incurred by any indemnified party in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters for which indemnity is provided in this Section 6.3.

6.4                                 Indemnification Procedures. (a) Whenever any claim shall arise for indemnification hereunder, each party seeking indemnification (each an “Indemnified Party”) shall send the party or parties indemnifying each Indemnified Party (each an “Indemnifying Party”) a written notice (an “Indemnity Notice”) promptly after such Indemnified Party has actual knowledge of the facts constituting the basis for such claim. Any Indemnity Notice shall state the amount of indemnification sought and all material facts constituting the basis for such claim. A copy of any documentation or other information in the possession of such Indemnified Party which supports such claim shall be sent with the Indemnity Notice. Failure to send an Indemnity Notice promptly shall not release the Indemnifying Party from liability hereunder, unless such failure has a material adverse effect on the Indemnifying Party’s defense of the claims which are the subject of the Indemnity Notice.

(b)                                 Any Indemnified Party in respect of any claim, action, suit or proceeding brought by a third party (a “Third Party Claim”) shall, promptly after receipt of notice of commencement of such claim, action, suit or proceeding in respect of which claim is to be made against the Indemnifying Party, send an Indemnity Notice to the Indemnifying Party together with copies of all papers served on such Indemnified Party in connection with such Third Party Claim. Upon receipt of such an Indemnity Notice, the Indemnifying Party shall be entitled to participate in such Third Party Claim and, to assume the defense thereof, with counsel satisfactory to such Indemnified Party, provided that the Indemnifying Party acknowledges such Indemnified Party’s right to indemnification in the event such claim or proceeding is successful.

(c)                                  The Indemnifying Party shall defend, and shall have the right to settle, claims or suits by third parties that are payable or that are to be indemnified by the Indemnifying Party under this Agreement; provided, however, that no settlement which includes an admission of liability may be made without the approval of the Indemnified Party. Each Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of claims and suits that the Indemnifying Party defends, and the Indemnifying Party shall reimburse each Indemnified Party for out-of-pocket expenses incurred in cooperating at the Indemnifying Party’s request. The Indemnified Party shall not settle such claims or suits defended by the Indemnifying Party without the Indemnifying Party’s prior consent, which shall not be unreasonably withheld. An Indemnified Party shall have the right to approve defense counsel selected by the Indemnifying Party, which approval shall not be unreasonably withheld, and the right fully to participate in the defense of such claims and suits at the Indemnifying Party’s sole cost and expense. An Indemnified Party shall have the right to defend and settle claims or suits without prejudice to any of its rights against the Indemnifying Party under this Agreement if the Indemnifying Party declines or is unable to undertake the defense of a claim or suit within a reasonable time after the Indemnifying Party’s receipt of notice thereof.

(d)                                 The parties agree that any payment made pursuant to this Article VI will be treated by the parties on their Tax Returns, to the extent allowed by law, as an adjustment to the Purchase Price and shall be reflected in a revised Allocation Schedule.

6.5                                 Right of Set Off. Upon notice to Seller specifying in reasonable detail the basis therefor, Buyer may set off any amount to which it may be entitled under this Agreement and/or the Supply Agreement, including, without limitation, any damages, liabilities, losses or expenses paid or incurred by Buyer as a result of (a) any misrepresentation or breach of warranty hereunder or thereunder by Seller, (b) any failure of Seller to perform any agreement contained herein or therein, or (c) any amounts due to Buyer pursuant to this Agreement and/or the Supply Agreement, or (d) any right to indemnification under the Supply Agreement or Section 6.2 hereof against payments due to Seller hereunder, whether in cash or shares of Buyer Common Stock. Any such offsets shall be deducted from such payments in the order in which they become due until the amount of the offset is exhausted. Buyer shall give notice to Seller of any such damages, liabilities, losses, or expenses paid or incurred and of any claims submitted by third parties to Buyer which could lead thereto. Nothing herein or in the Supply Agreement shall prevent Seller from contesting any claims of third parties in appropriate legal proceedings, provided that Seller shall give Buyer prompt written notice of its intention to contest any such claim. The foregoing right of offset shall be in addition to all other rights and remedies that Buyer may have as a result of any misrepresentation, breach of warranty or failure to perform on the part of Seller hereunder or under the Supply Agreement.

6.6                                 Limitations on Indemnification. Notwithstanding anything to the contrary in this Agreement, neither Seller nor Parent shall have any liability (in the aggregate) under this Article VI in excess of the aggregate amount of net proceeds actually received by Seller in cash from Buyer pursuant to Sections 2.3(b) plus the aggregate value of the Shares, based on their respective Average Prices.

6.7                                 Sole Remedy. The provisions of this Article VI shall be the sole and exclusive remedy of each party for any breach of the other party’s representations or warranties, covenants or agreements contained in this Agreement, other than claims or causes of action arising from fraud or with respect to the covenants set forth in Section 5.5 hereof.

ARTICLE VII
MISCELLANEOUS

7.1                                 Expenses. Except as otherwise expressly provided in this Agreement, each party will pay its own costs and expenses incurred in connection with the negotiation, preparation and performance of the Transaction Documents and of the purchase of the Assets set forth herein, including, without limitation, the fees and expenses of its counsel, accountants, and financial advisors whether or not such transactions are consummated.

7.2                                 Complete Agreement. This Agreement, including, without limitation, the Schedules and exhibits contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto. Neither party has relied on any restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein and in the other Transaction Documents.

7.3                                 Headings; No Inferences. (a) The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(b)                                 This Agreement has been mutually prepared, negotiated, and drafted by the parties. The parties agree that the terms of this Agreement will be construed and interpreted against each party in the same manner and that none of the provisions of this Agreement will be construed or interpreted more strictly against one party on the assumption that an instrument is to be construed more strictly against the party that drafted the Agreement.

7.4                                 Notices. Any notices or other communications required or permitted hereunder shall be given in writing and shall be delivered or sent by hand or by certified or registered mail, overnight air courier service or by electronic mail, with all applicable charges paid, addressed as follows:

If to Buyer, to:                                                                                                                   Capstone Turbine Corporation
21211 Nordhoff Street

Chatsworth, CA 91311
Attention: Edward Reich
e-mail: ereich@capstoneturbine.com

with a copy to:                                                                                                                 Waller Lansden Dortch & Davis, LLP

511 Union Street, Suite 2700

Nashville, TN 37219

Attention: J. Chase Cole, Esq.

e-mail: chase.cole@wallerlaw.com

If to Seller, to:                                                                                                                      Calnetix Power Solutions, Inc.
2901 S.E. Monroe Street

Stuart, FL 34997
Attention: Bradley Garner, CEO
e-mail:bgarner@calnetix.com

with copies to:                                                                                                                  Calnetix, Inc.
12880 Moore Street
Cerritos, CA 90703
Attention: Andrea Matiauda, Esq., General Counsel
e-mail: amatiauda@calnetix.com

Bracewell & Giuliani LLP
111 Congress Avenue, Suite 2300
Austin, TX 78701
Attention: Ed Cavazos
e-mail: ed.cavazos@bgllp.com

or to such other address as shall be furnished in writing by such party, and any such notice or communication shall be effective and be deemed to have been given as of the date on which so hand-delivered or e-mailed, on the next business day following the date on which it is sent by air courier delivery service, or on the third business day following the date on which so mailed; provided, however, that any notice or communication changing any of the addresses set forth above shall be effective and deemed given only upon its receipt.

7.5           Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

7.6           Schedules. All Schedules and exhibits referred to in or attached to this Agreement are integral parts of this Agreement as if fully set forth herein and all statements appearing therein shall be deemed to be disclosed only in connection with the specific representation to which they are explicitly referenced (provided that the inclusion of any fact or item referenced in one Section or Sub-Section of such schedules shall be deemed to refer to any other Section or Sub-Section of such schedules, whether or not explicit cross-reference appears, if the applicability of such matter to the other Section or Sub-Section is readily apparent).

7.7           Modifications, Amendments and Waivers. At any time prior to the Second Closing, to the extent permitted by applicable Legal Requirements, (i) the parties hereto may, by written agreement, modify, amend or supplement any term or provision of this Agreement and (ii) any term or provision of this Agreement may be waived by the party which is entitled to the benefits thereof.

7.8           Counterparts. This Agreement may be executed in two or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

7.9           Governing Law. It is the intention of the parties hereto that this Agreement and the performance hereunder be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be fully performed in such state, without otherwise giving effect to the choice of laws principles thereof.

7.10         Public Announcement. No party shall, without the approval of the other party, issue any press release or other public announcement concerning this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing, any party may issue a press release or other public announcement concerning the transactions contemplated by this Agreement to the extent that the party shall be so obligated by applicable Legal Requirements, or to comply with accounting or other disclosure obligations, provided that the party desiring to make public disclosure of this Agreement or the transactions contemplated by this Agreement shall be obligated to give the other party prior notice of the press release or other public announcement and a right to review prior to publication or announcement. Notwithstanding the foregoing, nothing contained in this Section 7.10 is deemed to prohibit, limit, or restrict communications by either party with Seller’s customers and suppliers regarding the transactions contemplated by this Agreement.

7.11         Time of Essence. Time is of the essence in the performance of this Agreement.

7.12         Invalidity of Any Provisions. It is the intention of the parties hereto that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each state and jurisdiction in which such enforcement is sought, and that the unenforceability (or the modification to conform with such laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement. Accordingly, if any provision of this Agreement shall be deemed invalid or unenforceable in whole or in part, this Agreement shall be deemed amended to delete or modify, in whole or in part as necessary, the invalid or unenforceable provisions or portions thereof and to alter the remainder of this Agreement in order to render the same valid and enforceable; provided, however, that if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, there shall be added hereto automatically a provision as similar as possible to such illegal, invalid or unenforceable provision and be legal, valid and enforceable. Moreover, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all parties hereto.

7.13         Third Parties. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties hereto any legal or equitable rights or remedies under or by reason of this Agreement or any provision contained herein.

7.14         Interpretation. As used in this Agreement, (i) the term “person” shall mean and include an individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization and Governmental Authority, or any other form of entity; and (ii) whenever used herein, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

7.15         Access to Records After Closing. Seller will cause its counsel and certified public accountants to afford to the representatives of Buyer, including its counsel and accountants, reasonable access during normal business hours after the Closing, to, and copies of, any records relating to the Business and the Assets; provided, however, that in no event shall Seller be required to provide documents subject to the attorney-client privilege. Buyer will afford to the representatives of Seller reasonable access to, and copies of, the records, including professional records, transferred to the control of Buyer at the Closing during normal business hours after the Closing. Copies furnished to the party gaining such access shall be furnished at the cost of the recipient.

7.16         Arbitration. The parties hereto agree that any claim, controversy or other dispute based upon or arising out of this Agreement and/or its formation, breach, performance, interpretation and/or application (a “dispute”), shall be conducted, decided, determined and/or resolved pursuant to and in accordance with the provisions of this Section 7.16. Any judicial proceeding commenced in violation of this provision shall be stayed pending completion of negotiations and arbitration required by this Section 7.16. Running of any applicable statute of limitation shall be stayed from the date of a demand for arbitration under this Section 7.16 to the date 60 days after issuance of an arbitrator’s decision hereunder. In the event of a dispute, the parties hereto agree to attempt in good faith to resolve the dispute between them. If the parties are unable to settle the dispute within thirty days of written notice by either party, such dispute shall be finally settled by arbitration administered by the American Arbitration Association. Any such arbitration shall be conducted under the following terms and conditions:

(a)           Arbitration will be under the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”). The arbitration proceedings will be conducted in the State of California.

(b)           In any arbitration there will be one Arbitrator mutually agreed upon by the parties, or selected in accordance with the Rules; provided, however, that such arbitrator shall have knowledge of and experience in dealing with corporate law and business agreements. If determination of the dispute involves understanding of technical issues, the arbitrator selected must possess a practical knowledge of the relevant technical issues.

(c)           The award rendered in arbitration will be final and binding and may be enforced in any court of competent jurisdiction.

(d)           Unless the arbitrator finds that exceptional circumstances require otherwise or applicable statutory law provides for an award of attorneys fees and costs and the arbitrators award reasonable attorneys fees and costs pursuant to application of such statutory law, each party shall bear its own costs of arbitration, including attorneys’ fees, provided, however, that each party shall share the fees and expenses of the arbitrators.

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IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the date first written above.

BUYER:

CAPSTONE TURBINE CORPORATION

By:	/s/ Darren Jamison
	Name:	Darren Jamison
	Title:	Chief Executive Officer

SELLER:

CALNETIX POWER SOLUTIONS, INC.

By:	/s/Brad Garner
	Name:	Brad Garner
	Title:	Chief Executive Officer

JOINDER

For good and valuable consideration, the receipt and adequacy of which is acknowledged and confessed and as an inducement to Buyer to execute, deliver and perform its obligations under this Agreement, the undersigned, Calnetix, Inc., a California corporation and the sole shareholder of Seller, does hereby join the Agreement solely to guarantee the performance by the Seller of its obligations under Article VI of this Agreement.

PARENT:

CALNETIX, INC.

By:	/s/Brad Garner
	Name:	Brad Garner
	Title:	Chief Executive Officer

LIST OF SCHEDULES AND EXHIBITS AND THEIR CONTENTS

Schedule 2.1(a) — Non-Exclusive Field — Description of the area in which Buyer has a license to use Non-Exclusive Reserved IP.

Schedule 2.1(d) — Territory Agreement; Territory — Description of a certain contract retained by Seller and a description of the area in which Seller retains all rights under the Related IP.

Schedule 2.2 — Assumed Liabilities — List of Liabilities that Buyer assumes, is responsible for and pays, discharges and performs as part of the transaction.

Schedule 3.4 — Required Consents — List of required third party consents to the transaction.

Schedule 3.5(a) — Manufacturing Equipment — Description of all Manufacturing Equipment used in the operation of the Business.

Schedule 3.5(b) — Liens against Manufacturing Equipment — List of all Liens or restrictions on transfer on the Manufacturing Equipment.

Schedule 3.5(c) — Excluded Manufacturing Equipment — List of Manufacturing Equipment excluded from the transaction.

Schedule 3.7 — Financial Statements — Unaudited pro forma balance sheet and income statement with respect to the Business for the years ended December 31, 2007, December 31, 2008 and December 31, 2009.

Schedule 3.9 — Sufficiency of Assets — List of all non-intellectual property assets required for the continued conduct of the Business that are not included in the transaction.

Schedule 3.10 — Legal Compliance — List of any material non-compliance with applicable Legal Requirements.

Schedule 3.11(a)(1) — Related IP Owned by Seller — List of all Related IP that is either an issued patent or another registration of Intellectual Property owned by Seller, all Related IP that is either a pending patent application or another application for registration of Intellectual Property filed by or on behalf of Seller, and all material unregistered Related IP which is owned by Seller.

Schedule 3.11(a)(2) — Necessary Consents for Licensed IP — List of required third party consents to the transaction for Licensed IP.

Schedule 3.11(b) — Claims Against Related IP — List of any charge, complaint, claim, demand, or notice alleging any interference, infringement, misappropriation, or violation of Related IP (including any claim that Seller must license or refrain from using any Related IP of any third party).

Schedule 3.11(c) — IP Licensed to Third Parties — List of each license, agreement or other permission currently in effect that Seller has granted to any third party with respect to any Intellectual Property.

Schedule 3.11(d) — IP Licensed to Seller by Third Parties — List of each material license, sublicense, agreement, or other permission currently in effect that Seller has been granted by any third party with respect to any Related IP that any third party owns that Seller uses in connection with the Business.

Schedule 3.11(e) — Excluded Trademarks — List of material trademarks, service marks, trade dress, logos or trade names, together with all translations, adaptations, derivations, registrations, and combinations relating to the Business or any of the Assets that are excluded from the transaction other than “TA 100 Turbo Alternator”.

Schedule 3.12 — Contracts — List of all Contracts to which Seller is a party or by which Seller is bound relating to the Business or the Assets.

Schedule 3.13(a) — Inventory — List of all Inventory used in the Business.

Schedule 3.13(b) — Liens against Inventory — List of Inventory to which Seller does not have good and marketable title, free and clear of any Liens or restriction on transfer.

Schedule 3.14 — Insurance — List of the material terms of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance owned or held by Seller related to the Business.

Schedule 3.15 — Legal Proceedings — Description of any material claims, actions or proceedings pending or threatened before any court or Governmental Authority which relate to the Business or the Assets.

Schedule 3.17 — Product Liability — List of any pending or threatened material claims, actions or proceedings before any court or Governmental Authority against Seller or any of its Affiliates for injury to person or property of employees or any third parties suffered as a result of the sale of any TA100 Turbine, including claims arising out of the alleged defective, improperly designed or unsafe nature of any TA100 Turbine.

Schedule 3.18 — Warranty Experience — Summary of Seller’s warranty experience with respect to the Business for the past two years.

Schedule 3.19 — Backlog — List of Seller’s backlog for product orders for TA100 Turbines for the past two years.

Schedule 3.20 — Cost of Materials — List of the cost of any and all materials provided by vendors and suppliers and used in the manufacture and assembly of TA100 Turbines as of January 31, 2010.

Schedule 5.3(a) — List of Employees — List of Seller’s employees who Buyer may directly or indirectly solicit, induce, recruit or encourage to terminate their relationship with Seller after the Second Funding Date.

Exhibit A — Bridge Distributor Agreement — Agreement pursuant to which Buyer shall partially assume the Seller’s Liabilities under all of Seller’s distributor agreements related to the Business.

Exhibit B — Bills of Material — List of all Inventory that is not an active item on the bills of materials for the TA100 Turbines as of the Closing Date or the list of related service parts.

Exhibit C — OEM Agreement — Form of OEM Purchase Agreement between Seller and Buyer for a term of three years.

Exhibit D — Supply Agreement — Form of Exclusive Manufacturing and Supply Agreement by and between Seller and Buyer.

CAPSTONE SHALL FURNISH SUPPLEMENTALLY A COPY OF ANY OF THE ABOVE-LISTED SCHEDULES TO THE SEC UPON REQUEST.